Exhibit 99.1

November 30, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Immediate Report regarding the Outline for Investment in the U. Dori Group Ltd.

1.	Gazit-Globe Ltd. (the “Company”) hereby reports that, on November 29, 2015, the Company entered into an agreement with Gazit Globe Israel (Development) Ltd. (“Gazit Development”), a private subsidiary, 84.65% of whose share capital is owned by the Company (“Gazit Development”), for the provision of a credit facility of up to NIS 120 million, for a 30-month term, which will be used by Gazit Development to provide funding to U. Dori Group Ltd. (“U. Dori Group”), as set forth below:

Gazit Development has undertaken to provide U. Dori Group with a credit facility in an amount of up to NIS 120 million under identical terms to those under which the Company has provided the credit facility to Gazit Development. The credit facility will be used by U. Dori Group to purchase all of the shares of Rom Geves Casing & Covering (1997) Ltd. (“Rom Geves”)1 from Dori Construction (in accordance with the “put” option that U. Dori Group granted to Dori Construction until June 30, 2016, for consideration of NIS 106 million, which reflects the value of the Rom Geves shares on the books of Dori Construction (solo) as of September 30, 2015; subject to adjustments), subject to terms to be agreed between the sides. If the option is exercised, for twenty-four months from the date of exercise, Dori Construction will have certain rights with respect to Rom Geves, including the right to repurchase it and the right and to receive the difference between the consideration received for the sale of Rom Geves if it is sold to a third party. Through the date of the exercise of the option, should it be exercised, U. Dori Group will provide Dori Construction with a bridge loan in an amount of up to NIS 60 million, secured by a first-ranking lien on the Rom Geves shares, which will be used by Dori Construction to fund its business activities. The balance of the credit facility provided to U. Dori Group, of NIS 14 million, will be used for ongoing credit facility purposes (including for the purpose of repurchasing the debentures of U. Dori Group).

[1]	Rom Geves is a private company that is wholly-owned by Dori Construction, which itself is a public company in which Dori Group owns 83.46% of its share capital and voting rights.

2.	Messrs. Chaim Katzman and Dori Segal and Ms. Rachel Lavine have a personal interest in the transaction in light of their service as directors of Gazit Development (Ms. Lavine serves as the Chairwoman of Gazit Development’s board of directors). In addition, Messrs. Arie Mientkavich and Dori Segal have a personal interest in the transaction in light of their service as the chairman of the board of directors of U. Dori Group, and as a director and the Interim CEO of U. Dori Group, respectively. Moreover, Messrs. Gil Kotler and Adi Jemini serve as directors of Gazit Development.

3.	Provision of the credit facility to Gazit Development for the purpose of implementing the outline described above was approved by the Company’s Board of Directors on November 25, 2015, after having received the approval of the Company’s Audit Committee on November 23, 2015, inter alia, as the provision of the credit facility to Gazit Development for the purpose of implementing the outline will enable the provision of funding to U. Dori Group, most of it which will be used to acquire Rom Geves, through providing funds to Dori Construction (which is a material subsidiary of Dori Group) subject to its needs and to assist it in managing its business, as the Company’s Board of Directors, following an examination of all the alternatives and their implications, determined that the provision of funding in the proposed outline is both suitable and in the Company’s best interests.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.